SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

LEARNING TREE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

(CUSIP Number)

Eric R. Garen

Learning Tree International, Inc.

1831 Michael Farraday Drive

Reston, Virginia 20190

701.709.9119

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 12, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ..  ☐

CUSIP No. 522015106	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Eric R. Garen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,145,106
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,145,106
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,105 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.95%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 522015106	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Nancy Garen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,145,106
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,145,106
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,105 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.95%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 522015106	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Kenneth J. Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 154,999
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 154,999
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,999 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 522015106	SCHEDULE 13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Garen Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 218,808
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 218,808
	10	SHARED DISPOSITIVE POWER -0-
11	218,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 522015106	SCHEDULE 13D	Page 6 of 9 Pages

Item 1.	Security and Issuer.

The class of securities to which this Schedule 13D Amendment No. 7 (the “Amendment”) relates is the common stock (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1831 Michael Farraday Drive, Reston, Virginia 20190.

Item 2.	Identity and Background.

This Amendment amends that certain Schedule 13D Amendment filed on October 26, 2006. The Amendment is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(a)(b)(c) 1. Eric R. Garen is Vice Chairman of the Issuer, whose principal address is Learning Tree International, Inc., 1831 Michael Farraday Drive, Reston, Virginia 20190. Nancy Garen is his wife. Eric and Nancy Garen are co-trustees of the Garen Family Trust, a California living trust.

2. Kenneth J. Anderson is a wealth manager with offices at Aspiriant, 11100 Santa Monica Blvd., Suite 600, Los Angeles, CA 90025. Mr. Anderson’s ownership of Common Stock derives solely from his role as trustee of the Garen Dynasty Trust, an irrevocable Delaware trust (the “Dynasty Trust”), established by Eric and Nancy Garen for the benefit of their children. Mr. Anderson disclaims beneficial ownership of all shares owned by the Dynasty Trust.

3. The Garen Family Foundation is a Section 501(c)(3) exempt private foundation (the “Foundation”), of which Eric and Nancy Garen are co-trustees. The Garens disclaim beneficial ownership of all shares owned by the Foundation

(d)(e) During the last five years, none of the Reporting Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) Eric and Nancy Garen and Mr. Anderson are citizens of the United States of America. The Foundation is a Section 501(c)(3) exempt private foundation.

Although this filing is being made jointly by the Reporting Persons, each of the Reporting Persons expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, or otherwise.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

On June 12, 2014, certain trusts established by Eric and Nancy Garen for the benefit of their children (the “Children’s Trusts”), and Garen Capital Partners, a California limited partnership (“Partners”), transferred shares of Common Stock to the Garen Family Trust (the “Family Trust”), of which the Garens are co-trustees. All such transfers were made without consideration. The Garens disclaimed beneficial ownership of and lacked voting and dispositive power over Common Stock held by the Children’s Trusts. Mr. Garen is a trustee of the general partner of Partners and shared voting and dispositive power over Common Stock held by Partners. As a result of the transfers, all shares of Common Stock held by the Children’s Trusts and Partners are now owned by the Family Trust, and the Children’s Trust and Partners no longer hold any shares of Common Stock.

CUSIP No. 522015106	SCHEDULE 13D	Page 7 of 9 Pages

Other than as set forth herein, Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) According to the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2014, the Issuer had an aggregate of 13,222,539 shares of Common Stock outstanding as of May 1, 2014.

The aggregate number of shares of Common Stock beneficially owned by Eric and Nancy Garen is 3,300,105 shares constituting 24.95% of the outstanding shares of Common Stock, of which (1) 2,926,298 shares are owned by the Garen Family Trust, of which Eric and Nancy Garen are co-trustees and as to which each has sole voting and dispositive power; (2) 218,808 shares are owned by the Foundation, of which Eric and Nancy Garen are co-trustees and as to which each has sole voting and dispositive power and each disclaims beneficial ownership; and (3) an aggregate of 154,999 shares of Common Stock are owned by the Dynasty Trust and as to which the Garens lack voting and dispositive power and disclaim beneficial ownership.

The shares of Common Stock listed for Mr. Anderson include 154,999 shares held by the Dynasty Trust, constituting 1.2% of the outstanding shares of Common Stock of the Issuer. Mr. Anderson has sole voting and dispositive power over and disclaims beneficial ownership of such shares.

Beneficial ownership of the Reporting Persons is summarized below:

Capacity	Eric Garen	Nancy Garen	Kenneth J. Anderson
As trustee of the Garen Family Trust	2,926,298	2,926,298	0
As trustee of the Garen Family Foundation	218,808	218,808	0
As trustee of the Garen Dynasty Trust	0	0	154,999
Total	3,145,106	3,145,106	154,999

(b) The voting and dispositive power of the Garens and Mr. Anderson is summarized below:

	Eric Garen	Nancy Garen	Kenneth J. Anderson
Sole Voting and Dispositive Power	3,145,106	3,145,106	154,999
Shared Voting and Dispositive Power	0	0	0

(c) Except as disclosed in Item 4, the Reporting Persons have not engaged in any transactions in the Shares in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

CUSIP No. 522015106	SCHEDULE 13D	Page 8 of 9 Pages

Item 7.	Material to Be Filed as Exhibits.

None.

CUSIP No. 522015106	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2014

/s/ Eric R. Garen
Eric R. Garen

/s/ Nancy Garen
Nancy Garen

/s/ Kenneth J. Anderson
Kenneth J. Anderson

Garen Family Foundation

/s/ Eric R. Garen
Eric R. Garen, Trustee